Aflac Incorporated 2015 Form 10-K
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	2015	2014	2013	2012	2011
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$2,533	$2,951	$3,158	$2,866	$1,937
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	430,654	451,204	464,502	466,868	466,519
Dilutive effect of share-based awards	2,518	2,796	2,906	2,419	2,851
Weighted-average outstanding shares used in the computation of earnings per share - diluted	433,172	454,000	467,408	469,287	469,370
Earnings per share:
Basic	$5.88	$6.54	$6.80	$6.14	$4.16
Diluted	5.85	6.50	6.76	6.11	4.12
Amounts prior to 2012 have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.